UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      333-24489

Mortgage Capital Funding, Inc.
(Exact name of registrant as specified in its charter)

399 Park Avenue, New York, New York 10043
(212) 559-6899
Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Multifamily/Commercial Mortgage Pass-Through Certificates
Series, 1998-MC3
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(I)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 82

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association

By:	/s/ Russell M. Goldenberg
Name:	Russell M. Goldenberg
Title: Senior Vice President

Date: January 13, 2000